September 14, 2011

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated August 30, 2011
Brasil Telecom S.A.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed May 2, 2011 and Amendment #1 Filed May 2, 2011
File No. 001-15256

Dear Mr. Spirgel:

By letter dated August 30, 2011, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on May 2, 2011 and (the “2010 Form 20-F”) and Amendment No. 1 to the 2010 Form 20-F filed on May 2, 2011 (“2010 Form 20-F/A”) by Brasil Telecom S.A. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2010 Form 20-F/A.

Form 20-F for Fiscal Year Ended December 31, 2010

Note 1(a). Corporate restructuring, page F-10

1.	Please tell us why it was appropriate to account for merger of entities under common control prospectively. Refer to your basis in the accounting literature.

The Company advises the Staff that the prospective accounting for the mergers conducted in July 31 and September 30, 2009 was based on the following rationale:

•

IFRS 3(R) does not apply to combinations of entities under common control. Furthermore, these transactions are not addressed under other IFRS guidance. Since Invitel, Solpart, Copart 1, Copart 2, Brasil Telecom Participações (collectively the Invitel, Solpart, Copart 1, Copart 2, Brasil Telecom Participações (collectively the

“holding companies”) and Brasil Telecom were under common control, these mergers were recorded by Brasil Telecom using the carry-over basis amounts of the assets and liabilities of the merged holding companies with no change to the book basis of Brasil Telecom’s assets and liabilities.

•

Since Brasil Telecom was the surviving legal entity in these mergers, Brasil Telecom is, in essence, the legal acquirer of Invitel. Consequently, the Company believes that restating the historical financial information of Brasil Telecom to present the consolidated financial statements of Invitel would not be required under IFRS. Consistent with this rationale, these mergers were accounted for by Brasil Telecom as acquisitions on the date that they occurred. Additionally, since Brasil Telecom’s historical financial statements under IFRS do not include/push down the effects of the purchase accounting recorded as a result of its acquisition in January 2009, the Company did not reflect/push down these effects in Brasil Telecom’s financial statements as a result of the mergers.

The IASB has not yet deliberated on the accounting for common control transactions or the presentation of the related financial statements under IFRS. The IASB project on these issues is currently suspended. While the SEC Staff has historically provided guidance on these matters relating to accounting and presentation under U.S. GAAP (e.g., remarks by Leslie A. Overton before the 2006 AICPA conference), the Company is unaware of similar guidance addressing the Staff’s position for SEC registrants that file financial statements prepared under IFRS. For the reasons described above, the Company believes that the accounting for the transaction and the presentation of historical financial information under IFRS is in accordance with IAS 8, paragraph 10.

2.	Please refer to footnote (i) on page F-11. Please tell us in detail why the adoption of IFRS had no impact on the deferred income tax and social contribution recognized under Brazilian GAAP. Refer to your basis in the accounting literature. We note your disclosures on page 70.

The Company advises the Staff that footnote (i) on page F-11 refers to the line item “Deferred income taxes”, amounting to R$3,334,343 thousand, which is presented in the table immediately above the footnote. The table reflects the assets and liabilities that were recorded by Brasil Telecom as a result of the mergers. As described in our response to comment 1 above, the effects of the purchase accounting recorded by the holding companies as a result of the acquisition of Brasil Telecom in January 2009 were not recorded in Brasil Telecom’s financial statements as a result of the mergers.

The amount above referred to as “Deferred income taxes” actually represents the tax benefit recorded in the holding companies relating to the acquisition of Brasil Telecom. For tax purposes, these holding companies had recorded a tax goodwill on the purchase of Brasil Telecom. Under Brazilian Securities and Exchange Commission (“CVM”) rules and Brazilian tax legislation, these companies qualified as “vehicle” holding companies incorporated only to acquire interests in other companies. Consequently, pursuant to CVM Instructions No. 319 and 349, the merger of “vehicle” holding companies with and into an operating company results in the recognition of a capital contribution by the surviving operating company of the tax benefit corresponding to the tax goodwill. This tax benefit is calculated as the amount of tax reduction corresponding to the amortization of the goodwill paid for tax purposes. As a result of the mergers, Brasil Telecom recorded this tax benefit amounting to R$3,334,343 thousand, which is effectively a tax credit that is used to reduce the amount of future current income taxes payable by Brasil Telecom.

The Company proposes to modify the disclosures in future filings to more clearly describe the nature of this tax asset based on the explanation provided in the paragraph above.

Note 24. Provisions, page F-66

Civil, page F-69

3.	Please refer to the second paragraph. Tell us in more detail whether the revision to the civil contingencies accrual was based on misinterpretation of certain legal doctrine or specific facts related to the appellate courts decisions. In addition, tell us whether the appellate courts affirmed the lower courts decisions and if so, tell us the factors you considered in concluding that the civil contingencies accrual was not required to be revised based on the lower courts decisions. Refer to your basis in the accounting literature.

The Company advises the Staff that, prior to the acquisition of control of Companhia Riograndense de Telecomunicações (“CRT”) by the Company in July 2000, CRT entered into financial interest agreements with its fixed-line subscribers. The financial interest agreements gave the subscribers the right to receive a number of CRT shares in connection with opening a fixed-line subscription. The number of shares to be issued was determined based on a formula that divided the cost of the fixed-line subscription by the book value of CRT’s shares. In June 1997, some of these fixed-line subscribers began to file lawsuits alleging that the calculation used by CRT to arrive at the number of shares to be issued was incorrect.

Prior to the court decisions published in 2009, the estimate of probable loss of civil contingencies related to financial participation agreements assumed that the number of shares to be issued was calculated using the month-end balance sheet for the month that the shares were issued to the subscriber. Additionally, the Company estimated that a significant portion of the lawsuits were time-barred under the applicable statute of limitations and consequently, provisions were not recorded for these lawsuits. Such estimates were based on the evaluation of the Company’s internal and external legal counsel on the prevailing legal doctrines at that time and on the expected outcome of the legal proceedings at the Brazilian Superior Court of Justice and the Brazilian Supreme Court, both of which hold positions in the Brazilian judicial system equivalent to the U.S. Supreme Court, since they believed that the Company would be successful even in the cases where unfavorable decisions had been rendered by the lower courts.

On March 30, 2009, the Superior Court of Justice ruled that for lawsuits which have yet to be adjudicated, the number of shares to be issued in connection with the financial interest agreements must be calculated using the balance sheet at the end of the month in which the shares were issued. However, for those lawsuits that have already been adjudicated, the number of shares to be issued must be calculated using the balance sheet at the end of the year prior to the date on which the shares were issued. As a result of this decision, the Company changed its estimate of the amount of losses in connection with the financial interest agreements with respect to which losses were deemed as probable.

On May 28, 2009, the Supreme Court published a decision stating that the obligation relating to the financial interest agreements is not subject to a statute of limitation. As a result of this decision, the Company changed its view as to the likelihood of an unfavorable outcome to probable with respect to a significant portion of the claims which its had previously believed were time-barred under the applicable statute of limitations.

Therefore, this provision was revised by the Company during 2009 as a result of the new court decisions that occurred that year and not as a result of the misinterpretation of the legal doctrine.

The accounting policy adopted by the Company was based on the provisions set forth in IAS 37.14, which sets forth that an entity must recognize a provision if, and only if:

•	a present obligation (legal or constructive) has arisen as a result of a past event (the obligating event),

•	payment is probable (‘more likely than not’), and

•	the amount can be estimated reliably.

Additionally, given that there are no differences between Brazilian GAAP and IFRS related to the recognition of provision for contingencies, the Company did not record any additional provision in its transition from Brazilian GAAP to IFRS on January 1, 2009.

The Company advises the Staff that the Company responded by letter dated December 10, 2009 to a similar comment regarding the change of this provision under U.S. GAAP.

***

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Cristiano Prado Grangeiro at +55 21 3131-1629, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/ Alex Waldemar Zornig
Alex Waldemar Zornig
Chief Financial Officer
Brasil Telecom S.A.

cc:	Dean Suehiro, Senior Staff Accountant
Robert S. Littlepage, Jr., Accounting Branch Chief
Securities and Exchange Commission